EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2009	2008
(In thousands, except per share data)	Post-merger	Pre-merger
Basic and diluted Numerator:
Income (loss) before discontinued operations attributable to the Company — Common Shares	$(418,217)	$160,370	*
Income (loss) before discontinued operations attributable to the Company — Unvested Shares	—	1,021	*

Income (loss) before discontinued operations attributable to the Company	(418,217)	161,391

Income (loss) from discontinued operations, net	—	638,262

Net income (loss) attributable to the Company — basic and diluted	$(418,217)	$799,653

Denominator:
Weighted average common shares — basic	81,242	494,749	*
Effect of dilutive securities:
Stock options and restricted stock	—	1,639	*

Weighted average common shares — diluted	81,242	496,388	*

Net income (loss) per basic common share:
Income (loss) before discontinued operations	$(5.15)	$.32	*
Income (loss) from discontinued operations, net	—	1.29

Basic	$(5.15)	$1.61

Net income (loss) per diluted common share:
Income (loss) before discontinued operations	$(5.15)	$.32	*
Income (loss) from discontinued operations, net	—	1.29

Diluted	$(5.15)	$1.61

*	Reflects implementation of FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” See Note 1 for additional information.
Equity awards of 9.5 million were outstanding as of March 31, 2009 but were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Following the merger, Clear Channel stock options and restricted stock automatically ceased to exist and are no longer outstanding.